UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

to

FORM T-3

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES

UNDER THE TRUST INDENTURE ACT OF 1939

STONE ENERGY CORPORATION

(Name of Applicant)*

625 E. Kaliste Saloom Road

Lafayette, Louisiana 70508

(Address of Principal Executive Offices)

Securities to be Issued Under the Indenture to be Qualified

Title of Class	Amount
7.5% Second Lien Notes Due 2022	$225,000,000**

Approximate date of proposed public offering:

On, or as soon as practicable following, the effective date (the “Effective Date”) under the Joint Prepackaged Plan of Reorganization of Stone Energy Corporation and its Debtor Affiliates pursuant to Chapter 11 of the Bankruptcy Code (as amended or supplemented, the “Plan of Reorganization”).

Lisa S. Jaubert Senior Vice President, General Counsel and Secretary 625 E. Kaliste Saloom Road Lafayette, Louisiana (337) 237-0410 (Name and Address of Agent for Service)	Copies to: Michael E. Dillard John M. Greer Latham & Watkins LLP 811 Main Street, Suite 3700 Houston, Texas 77002 (713) 546-5400

The Applicants hereby amend this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment which specifically states that it shall supersede this application for qualification, or (ii) such date as the Securities and Exchange Commission, acting pursuant to section 307(c) of the Trust Indenture Act of 1939, may determine upon the written request of the Applicants.

*	The Co-Applicants listed on the following page are also included in this application as Applicants.
**	Additional notes may be issued under the Indenture (as defined below) pursuant to the terms thereof.

EXPLANATORY NOTE

This Amendment No. 2 to Form T-3 (this “Amendment”) is being filed on behalf of Stone Energy Corporation and Stone Energy Offshore, L.L.C. (collectively, the “Applicants”). This Amendment is being filed solely to file Exhibit T3E-3 filed herewith and to update the Index to Exhibits. This Amendment is not intended to amend or delete any other part of the Applicants’ Application for Qualification (the “Application”). All other information in the Application is unchanged and has been omitted from this Amendment.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Stone Energy Corporation, a corporation organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Lafayette, and State of Louisiana, on the 15th day of December, 2016.

(SEAL)		STONE ENERGY CORPORATION

Attest:	/s/ Joyce H. Stucker	By:	/s/ Kenneth H. Beer
	Name: Joyce H. Stucker		Name: Kenneth H. Beer
Title: Executive Vice President and Chief Financial Officer

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the Guarantor has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Lafayette, and State of Louisiana, on the 15th day of December, 2016.

(SEAL)		STONE ENERGY OFFSHORE, L.L.C.

By: STONE ENERGY CORPORATION, its sole member

Attest:	/s/ Joyce H. Stucker	By:	/s/ Kenneth H. Beer
	Name: Joyce H. Stucker		Name: Kenneth H. Beer
Title: Executive Vice President and Chief Financial Officer

INDEX TO EXHIBITS

Exhibit	Description

Exhibit T3A-1*	Certificate of Incorporation of Stone Energy Corporation, as amended (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2015 (File No.001-12074))

Exhibit T3A-2*	Certificate of Formation of Stone Energy Offshore, L.L.C.

Exhibit T3B-1*	Amended & Restated Bylaws of Stone Energy Corporation, dated December 19, 2013 (incorporated by reference to Exhibit 3.2 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2013 (File No. 001-12074))

Exhibit T3B-2*	Limited Liability Company Agreement of Stone Energy Offshore, L.L.C.

Exhibit T3C*	Form of Indenture Governing the New Notes

Exhibit T3D*	Not applicable

Exhibit T3E-1*	Proposed Disclosure Statement for the Joint Prepackaged Plan of Reorganization of Stone Energy Corporation and its Debtor Affiliates, dated November 17, 2016 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on November 18, 2016)

Exhibit T3E-2*	Joint Prepackaged Plan of Reorganization of Stone Energy Corporation and its Debtor Affiliates, dated November 17, 2016 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on November 18, 2016)

Exhibit T3E-3	First Amended Joint Prepackaged Plan of Reorganization of Stone Energy Corporation and its Debtor Affiliates, dated December 14, 2016 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on December 14, 2016)

Exhibit T3F*	Cross-reference sheet (included in Exhibit T3C)

Exhibit 25.1*	Form T-1 qualifying the Trustee under the Indenture to be qualified pursuant to this application

Exhibit 99.1*	Directors, Executive Officers and Capitalization of the Guarantor

*	Filed previously.

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